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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                        ________________

                         Amendment No. 7

                               To

                         SCHEDULE 14D-9

         Solicitation/Recommendation Statement Pursuant
   to Section 14(d)(4) of the Securities Exchange Act of 1934
                        ________________

        CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
                    (Name of Subject Company)

        CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
              (Names of Person(s) Filing Statement)

             Common Stock, Par Value $0.01 Per Share
                 (Title of Class of Securities)

                           167155 10 0
              (CUSIP Number of Class of Securities)

                        ________________

                         ROBERT SCHMIEGE
  Chairman of the Board, President and Chief Executive Officer
        Chicago and North Western Transportation Company
                     165 North Canal Street
                  Chicago, Illinois  60606-1551
                         (312) 559-7000

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
          on Behalf of the Person(s) filing Statement)
                        ________________

                         With a copy to:

                      PAUL J. MILLER, ESQ.
                  Sonnenschein Nath & Rosenthal
                        8000 Sears Tower
                    Chicago, Illinois  60606
                         (312) 876-8074

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This Amendment supplements and amends as Amendment No. 7 the
Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on March 23, 1995 and amended by Amendment No. 1 thereto filed on March 30, 1995, Amendment No. 2 filed on April 3, 1995, Amendment No. 3 filed on April 7, 1995, Amendment No. 4 filed on April 10, 1995, Amendment No. 5 filed on April 14, 1995 and Amendment No. 6 filed on April 21, 1995 (the "Schedule 14D-9), by Chicago and North Western Transportation Company, a Delaware corporation (the "Company"), relating to the tender offer by UP Rail, Inc. (the "Purchaser"), a Utah corporation and an indirect wholly-owned subsidiary of Union Pacific Corporation, a Utah corporation ("Union Pacific"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 23, 1995, to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at $35 per Share, net to the sellers thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1995 (the "Offer to Purchase"), as amended by the Supplement thereto filed on April 14, 1995 (the "Supplement"), and the revised Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 8. Additional Information

     Item 8 of the Schedule 14D-9 is hereby supplemented by adding the following information:

     The Offer expired at midnight, New York City time, on Monday, April 24, 1995. Based upon a preliminary count, a total of approximately 31,529,846 Shares (including approximately 303,630 shares subject to guarantees of delivery or receipt of additional documentation), had been tendered pursuant to the Offer. Union
Pacific issued a press release on April 25, 1995 announcing, among other things, that all validly tendered Shares will be purchased in accordance with the terms of the Offer. A copy of such press release is attached hereto as Exhibit 45 and is hereby incorporated by reference herein. The Purchaser converted its 12,835,304 Non-Voting Shares into Shares on April 25, 1995. The Shares tendered, together with the Shares received upon such conversion, constitute approximately 99.47% of the Company's presently outstanding Shares. In addition, the New York Stock Exchange announced on April 25, 1995 that the trading of Shares on such exchange was suspended immediately and that application will be made to the SEC to delist the Shares.

     To the extent any statements in the Schedule 14D-9 are inconsistent with the foregoing, such statements are hereby deemed to be superseded by the foregoing.

Item 9. Material to be Filed as Exhibits

     Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following information:


     Exhibit 45 -   Text of Press Release of Union Pacific issued
                    on April 25, 1995.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         CHICAGO AND NORTH WESTERN
                         TRANSPORTATION COMPANY


                         By: /s/ RONALD J. CUCHNA
                            ------------------------------
                         Its: Vice President-Law

Date: April 25, 1995

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                                 EXHIBIT INDEX


     Exhibit No.                Description
     -----------                -----------

     Exhibit 45 - Text of Press Release of Union Pacific issued on
                  April 25, 1995.

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